UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON March 1st, 2011

DATE, TIME, AND PLACE:

March 1st, 2011, at 12:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti and José Roberto Mendonça de Barros - Directors.  Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez and Mss.Viviane Senna Lalli, Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Ratify the exoneration of Mr. Carlos Leibowicz  ao cargo of the Company´s Officer without specific designation.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, unanimously and without any restrictions, resolved to:

(a) Ratified, pursuant to the article 17, item III, of the Company’s Bylaws, the exoneration of Messrs. Carlos Leibowicz, Argentinean, married, economist, bearer of  foreigner’s identification card (“RNE”) # V298711-I, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 225.472.338-35 as Company’s Officer without specific designation, for which he was elected at the Meeting of the Board of Directors held on April 28, 2010, exonerated from the his position on February 25, 2011.

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[Free Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 01, 2011. a) Mr. Fabio Colletti Barbosa – Chairman of the Company´s Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certifiy that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 01, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer